Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
US Airways Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-81784) on Form S-8 of
US Airways Group, Inc. of our report dated July 9, 2003, relating to the statement of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan for Pilots as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the US Airways, Inc. 401(k) Savings Plan for Pilots ("the Plan").

Our report dated July 9, 2003 contains a paragraph which states that US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003.

McLean, VA
July 14, 2003